

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Victor Shvetsky
Chairman and Chief Executive Officer
Quarta-Rad, Inc.
1201 N. Orange St., Suite 700
Wilmington, DE 19801

> **Re: Quarta-Rad, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed August 16, 2024**
> **File No. 000-55964**

Dear Victor Shvetsky:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services